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                              September 6, 2023

       Guolin Tao
       Chief Executive Officer
       Entrepreneur Universe Bright Group
       Suite 907, Saigao City Plaza Building 2
       No. 170, Weiyang Road
       Xi   an, China

                                                        Re: Entrepreneur
Universe Bright Group
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            Response dated
August 10, 2023
                                                            File No. 000-56305

       Dear Guolin Tao:

               We have reviewed your August 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 1, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1. With respect to your submission, we note that you have included language that such
                                                        disclosure is    to the
extent known by the company    and    known by the company.    Please
                                                        supplementally confirm
without qualification, if true, that your articles and the articles of your consolidated
foreign operating entities do not contain wording from any charter of the Chinese Communist
Party.
 Guolin Tao
FirstName LastNameGuolin
Entrepreneur Universe BrightTao
                             Group
Comapany 6,
September  NameEntrepreneur
             2023            Universe Bright Group
September
Page 2    6, 2023 Page 2
FirstName LastName
        You may contact Christopher Dunham at 202-551-3783 or Jennifer Gowetski at 202-551-
3401 if you have any questions about comments related to your status as a Commission-
Identified Issuer during your most recently completed fiscal year. Please contact Abe
Friedman at 202-551-8298 or Patrick Kuhn at 202-551-3308 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services